N.a.3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 2 8 2011 WASH. D.C. 189 SECTION

SEC FILE NUMBER
8-53429



11016341

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/10_____ AND ENDING_____12/31/10_____ *f*

MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRI PARTNERS, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID NO.

120 S. RIVERSIDE PLAZA, SUITE 1600
(No. and Street)

CHICAGO   IL   60606
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEFFREY IZENMAN   312-646-7200
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800   Chicago   Illinois   60606
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3\10

OATH OR AFFIRMATION

I, Jeffrey Izenman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRI Partners, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____
Title

_____
Notary Public 7-10-18, 2011

NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Contents

 McGladrey

Independent Auditor's Report

To the Managers
BRI Partners LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of BRI Partners LLC (the Company) as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BRI Partners LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 18, 2011

BRI Partners LLC

Statement of Financial Condition
December 31, 2010

Assets

Cash and cash equivalents	$	664,415
Certificate of deposit		23,993
Receivables		
Revenue sharing fees		291,266
Affiliates		8,487
Investment in limited liability company		15,787
Total assets	$	1,003,948

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued expenses	$	38,679
Total liabilities		38,679
Members' equity		965,269
Total liabilities and members' equity	$	1,003,948

See Notes to Statement of Financial Condition.

BRI Partners, LLC

Notes to Statement of Financial Condition

Note 1.   Nature of Operations and Significant Accounting Policies

Nature of operations: BRI Partners LLC (the Company) is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as a commodity pool operator and a commodity trading advisor with the Commodity Futures Trading Commission and is a member of the National Futures Association.

The Company earns incentive fees as managing member and advisor to an entity that has invested in hedge funds. The Company also earns revenue sharing fees from certain of these and other hedge funds.

The Company's operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2050.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the Company and its customers through one or more bank accounts, each designated as Special Account for the Exclusive Benefit of Customers of the Company. Because the Company effects no financial transactions with customers as defined in Rule 15c3-3(a)(1), the Company does not maintain a Special Account.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents: Cash equivalents are all highly liquid investments with a maturity of three months or less at the date of acquisition.

Certificate of deposit: The certificate of deposit is reflected at fair value based upon contractual terms.

Investment in limited liability company: The Company's investment in limited liability company represents an investment as a managing member in an investment fund (Affiliate) that is carried at fair value, with unrealized gains and losses reflected in net income. The Affiliate's financial statements are not consolidated into the Company's financial statements as the Company carries substantially all of its assets, including the investment in the Affiliate, at fair value with changes in value reported in net income.

In February 2010, the Financial Accounting Standards Board issued Accounting Standard Update (ASU) No. 2010-10, *Consolidation, Amendments for Certain Investment Funds*, that defers the application of revised consolidation standards for certain investment funds. The Company analyzed the investment in the Affiliate and determined that it meets the criteria for the deferral. As such, application of ASU No. 2010-10 had no impact on the Company's financial statements.

Revenue recognition: Incentive and revenue sharing fees are recognized when earned.

BRI Partners, LLC

Notes to Statement of Financial Condition

Note 1.   Nature of Operations and Significant Accounting Policies (Continued)

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions and adoption of this additional guidance did not have a material impact on the Company's financial statements. The Company is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2007.

Note 2.   Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2. Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3. Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following summarizes the Company's assets and liabilities accounted for at fair value at December 31, 2010 using the fair value hierarchy:

Description	Level 1	Level 2	Level 3	Total
Cash equivalent				
Money market fund	$ 610,268	$ -	$ -	$ 610,268
Investment in limited liability company	-	-	15,787	15,787
	$ 610,268	$ -	$ 15,787	$ 626,055

BRI Partners, LLC

Notes to Statement of Financial Condition

Note 3. Members' Equity

The Company's operating agreement provides that certain members are managers (the Managers), responsible for the day-to-day operations of the Company. Managers may repurchase another Manager's interest upon that Manager's resignation or removal as a Manager.

The Company's operating agreement also provides that the Managers receive management fees plus certain benefits.

In addition, the Company's operating agreement provides that distributions of capital transactions proceeds will first be made to members in proportion to their unreturned capital contributions, and then any remainder along with income or loss in proportion to their percentage interests, as defined.

Note 4. Revenue Sharing Fees

Revenue sharing fees from one entity represent approximately 100 percent of total revenue sharing fees earned for the year ended December 31, 2010.

Note 5. Related-Party Transactions

Cash and cash equivalents at December 31, 2010 include $610,268 on deposit with a broker-dealer affiliated through common ownership with one of the Company's members.

The Company's investment in limited liability company represents an investment as a managing member in an investment fund. In addition, the Company shares a portion of its revenue with this entity. At December 31, 2010, receivable from affiliates includes $4,835 due from this entity.

Note 6. Employee Benefit Plan

The Company provides a 401(k) plan to all eligible employees. The Company may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

Note 7. Concentration of Credit Risk

The Company maintains deposits at a bank and a broker-dealer affiliated through common ownership with one of the Company's members in excess of federally insured limits. The Company does not anticipate nonperformance by these counterparties and has a policy of monitoring, as considered necessary, the creditworthiness of these counterparties.

Note 8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness," as these terms are defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2010, the Company had net capital and net capital requirements of approximately $637,000 and $5,000, respectively. The Company's net capital ratio was 0.06 to 1. The net capital rule may effectively restrict distributions to the members.

BRI Partners, LLC

Notes to Statement of Financial Condition

Note 9.   Subsequent Events

The Company evaluated subsequent events through the date that these financial statements were issued.

On January 14, 2011, the Company made $300,000 of distributions to its members.

BRI Partners LLC



Statement of Financial Condition
December 31, 2010

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.